	June 1, 2007	ATTORNEYS AT LAW 100 North Tampa Street, Suite 2700 Tampa, FL 33602-5810 P.O. Box 3391 Tampa, FL 33601-3391 813.229.2300 TEL 813.221.4210 FAX www.foley.com

VIA FEDERAL EXPRESS		WRITER’S DIRECT LINE 813.225.4177 ctlong@foley.com EMAIL

CLIENT/MATTER NUMBER 055198-0101

Mr. Tim Buchmiller, Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Mail Stop 6010

Dear Mr. Buchmiller:

On behalf of Veri-Tek International, Corp. (the “Company”), the following are the Company’s responses to the Staff’s letter of May 25, 2007 containing the Staff’s comments regarding Amendment No. 2 to Form S-3 (the “Registration Statement”) filed with the Commission on May 17, 2007 (SEC File No. 333-139576). For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text. On behalf of the Company, we are also transmitting herewith Amendment No. 3 to the Registration Statement.

Amendment 2 to Form S-3 Filed on May 17, 2007

Incorporation of Certain Documents by Reference, page 16

1.	Please revise this section to include your quarterly report on Form 10-Q for the Quarter Ended March 31, 2007 in order to comply with Rule 3-12 of Regulation S-X.

Response:

The Company’s Quarterly Report on Form 10-Q/A for the Quarter ended March 31, 2007 has been incorporated by reference into Amendment No. 3 to the Registration Statement.

Amendment 1 to Form 10-K for the Year Ended December 31, 2006

Explanatory Note, page 2

2.	We note your statements that the “SEC has requested certain changes be made to the original filing.” We note similar disclosures within your Amended Form 8-K dated April 26, 2007, Amended Form 10-K for the Year Ended December 31, 2005, and Amended Form 10-Q for the Quarter Ended September 30, 2006. We do not believe it is inappropriate to disclaim responsibility for the revised disclosures. Please revise these filings to remove this qualifying language.

Response:

The Company did not intend to infer that it was disclaiming responsibility for the revised disclosures included in its amended Form 8-K dated April 26, 2007, amended Form 10-K for the year ended December 31, 2005, and amended Form 10-Q for the quarter ended September 30, 2006. Rather, the Company determined such revisions were necessary as the result of the Staff’s review of the above-mentioned filings with the SEC. Per our subsequent phone conversation with the Staff regarding this matter, the Company has addressed this comment by clarifying in its Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2007, that the Company has determined that certain revisions to such quarterly report are necessary as the result of the Staff’s review of such filing.

Index to Financial Statements, page 39

Note 17. Acquisitions, page 64

3.	Please refer to prior comment 3 from our letter dated April 25, 2007. We note from your response that your discussion primarily relates to the patented technology that you acquired as part of the Manitex acquisition. Please tell us how the amount of the purchase price related to this acquisition that you allocated to unpatented technology includes technological know-how. Explain how the unpatented technology meets the definition of an intangible asset as outlined in paragraph 39 of SFAS 141. Within your discussion, please identify the products that were feasible at the date of the acquisition that relate to this unpatented technology.

Response:

Purchase Price Allocation. As previously noted by the Staff, in connection with the Manitex acquisition, the Company allocated $9.5 million of the QVM Acquisition purchase price to patented and unpatented technology assets. Such unpatented technology assets, include design and engineering plans and drawings and technical expertise, processes and methods (or technological know-how) employed in the assembly of Manitex’s boom trucks, sign cranes and trolley boom unloaders, which were in production at the date of acquisition. The patented and unpatented technology assets acquired by the Company in the QVM Acquisition are used in concert to manufacture these Manitex products. Furthermore, the Company cannot identify its revenue streams from the Manitex products with any specific patented or unpatented technology asset.

These patented and unpatented technology assets were valued by an independent valuation specialist as a basket of technology assets applying the relief from royalty method. In using this valuation method, the independent valuation specialist selected a royalty rate based on a sample of recent transactions with observed market royalty rates for materials handling and heavy equipment and machinery technology licensing arrangements, which royalty rate was then applied to the Company’s revenues from the above-described Manitex products. Based on the foregoing, the Company is unable to further allocate the QVM Acquisition purchase price between patented and unpatented technology assets, including technological know-how.

Definition of Intangible Asset. In its response to comment three from the Staff’s letter dated April 25, 2007, the Company described the separability criterion set forth in paragraph 39 of SFAS 141 for determining when intangible assets that do not arise from contractual or other legal rights, such as technological know-how, shall be recognized as assets apart from goodwill. Paragraph A.11 of SFAS 141 provides that if there is evidence of exchange transactions for a particular type of intangible asset or an asset of a similar type (even if those exchange transactions are infrequent and regardless of whether the acquiring entity is involved in them), then an acquired intangible asset will meet the separability criterion in paragraph 39. As described above, a sample of licensing arrangements for materials handling and heavy equipment and machinery technology were identified when determining the market royalty rate applicable in valuing the Company’s patented and unpatented technology acquired from QVM. The Company believes that these arrangements provide further evidence that the Company’s unpatented technology assets meet the separability criterion, and therefore, are intangible assets as outlined in paragraph 39 of SFAS 141 that should be recognized apart from goodwill.

Paragraph A.13 of SFAS 141 further provides that for purposes of paragraph 39, an intangible asset that is not separable from the entity individually will still meet the separability criterion if it is separable from the acquired entity in combination with a related contract, asset, or liability. This section goes on to give the following example in which an acquired entity owns a registered trademark, a related secret formula, and unpatented technical expertise used to manufacture a trademarked product.

“To transfer ownership of a trademark in the United States, the owner is also required to transfer everything else necessary for the new owner to produce a product or service indistinguishable from that produced by the former owner. Because the unpatented technical expertise must be separated from the entity and sold if the related trademark is sold, it meets the separability criterion.”

As previously discussed, the patented and unpatented technology assets are used in concert to manufacture the Company’s Manitex products. Because the unpatented technology, including technological know-how, is necessary for the Company to produce Manitex products that are indistinguishable from those produced when Manitex was owned by QVM, the unpatented technology relating to those products would have to be separated from QVM and sold in connection with the patented technology. Based on the foregoing, the Company believes that the unpatented technology that it acquired in the QVM Acquisition meets the separability criterion outlined in paragraph 39 of SFAS 141 and should be recognized as an intangible asset apart from goodwill.

Form 10-Q for the Quarter Ended March 31, 2007

Consolidated Statement of Cash Flows, page 5

4.	We believe your presentation of cash flows related to discontinued operations is inconsistent with SFAS 95 since your use of the indirect method of determining cash flows from operating activities begins with net income (loss) from continuing operations rather than net income (loss) as required by paragraph 28 of SFAS 95. Please revise or advise.

Response:

The Company has filed an amendment to its 10-Q for the quarter ended March 31, 2007 that contains a revised Statement of Cash Flows. The revised Statement of Cash Flows begins with net income. The liquidity section of Management’s Discussion and Analysis has also been revised accordingly.

Note 4. Discontinued Operations, page 9

5.	We note here and throughout the filing that on March 29, 2007, your Board of Directors approved a plan to sell the assets of your Testing and Assembly segment and as a result, you have presented this segment as a discontinued operation. Please revise this filing to address the following:

•	Explain in detail how you meet the criteria outlined in paragraph 42 of SFAS 144 to present this as a discontinued operation and assets held for sale.

•	Provide details of the disposal plan approved by the Board.

•	Clarify whether you have identified a buyer for these assets and the material terms of any agreement in connection with the disposal of this asset group.

•	If the disposal plan involves a related party, please disclose that fact.

Response:

Paragraph 42 of SFAS 144. The Company notes that paragraph 42 of SFAS, provides as follows.

“The results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.”

The Company believes that its Testing and Assembly Equipment segment is held for sale, as described in greater detail below under the section entitled “Disposal Plan.” Such disposal plan provides for the disposition of all operating assets of the Testing and Assembly Equipment segment including all accounts receivable, inventory, fixed assets and patents. After such disposition, the Company’s Testing and Assembly Equipment segment will no longer have any employees, operations or cash flows to be included in ongoing operations. The Company’s disposal plan provides for a complete cessation of Testing and Assembly Equipment segment operations with no continuing involvement in such operations after the date of sale. Based on the foregoing, the Company believes that its Testing and Assembly Equipment segment meets the criteria outlined in paragraph 42 of SFAS 144 for presenting such segment as a discontinued operation.

Disposal Plan Via Sale. In October 2006, the Company’s Board of Directors requested that the Company’s Chief Executive Officer prepare a potential Plan of Disposal for the Testing and Assembly Equipment segment for the Board’s review and consideration. On March 29, 2007, the Company’s Board of Directors reviewed, discussed and approved a plan calling for the disposition through a sale to a third party of the Company’s Testing and Assembly Equipment segment submitted by the Company’s Chief Executive Officer.

Set forth below is a summary of the disposal plan approved by the Company’s Board of Directors.

•	Identify potential acquirers;

•	Prepare due diligence materials for potential due diligence requests;

•	Identify members of Company management team to contact potential buyers, oversee due diligence process and to negotiate letter of intent;

•	Prepare form of confidentiality agreement for potential buyers;

•	Confirm accounting treatment for disposal;

Conduct valuation review and quantify any impairment

Determine disclosure requirements under SEC rules and regulations

•	Prepare communication plan with respect to shareholders/employees/customers;

•	Contact potential acquirers;

•	Begin discussions with potential acquirers to determine interest and obtain signed confidentiality agreements before commencing due diligence and negotiations;

•	Conduct presentations to potential buyers and commence the due diligence process;

•	Prepare contingency plans to mitigate losses and to maximize value;

•	Decide on potential acquirer and execute letter of intent;

•	Complete due diligence process and negotiate definitive purchase agreement;

•	Sign definitive agreement; and

•	Close transaction.

In preparing the disposal plan to be submitted to the Board of Directors, the Company’s Chief Executive Officer had discussions with potential acquirers to determine the level of interest in the Company’s Testing and Assembly Equipment segment and the potential range of values for such segment. In addition, in January 2006, the Company’s current Chief Operating Officer was charged with overseeing the potential disposition of the Company’s Testing and Assembly Equipment segment, including negotiating any letters of intent, overseeing the diligence process and assisting with valuation determinations based on discussions with potential third party acquirers. As a result, the Company had entered into four non-disclosure agreements with potential acquirers as of the March 29, 2007 board meeting. The Company also entered into a letter of intent in December 2006 for the purchase of the Testing and Assembly Equipment segment, which was subsequently terminated. The December 2006 letter of intent provided for the sale of the Testing and Assembly Equipment segment, subject to completion of due diligence, negotiation of a definitive agreement, and other customary conditions. The foregoing information was presented to and considered by the Company’s Board of Directors when approving the disposal plan.

Identification of Buyer. To date, the Company has received confidentiality agreements from eight potential acquirers and has engaged in various levels of due diligence and discussions with these potential acquirers. While the Company has not yet entered into a definitive agreement with respect to the sale of its Testing and Assembly Equipment segment, on March 16, 2007, the Company entered into a non-disclosure agreement with an unrelated third party. After conducting preliminary due diligence, on May 10, 2007, such party entered into a non-binding letter of intent with the Company for the purchase of the Company’s Testing and Assembly Equipment segment. Consummation of the sale is conditioned upon the completion of due diligence, the negotiation and execution of a definitive agreement, and other customary conditions. While there is no assurance that the Company will sell its Testing and Assembly Equipment segment to this party, the Company believes that it will sell its Testing and Assembly Equipment segment within one year from its adoption of the disposal plan described above.

Based on the foregoing, the Company has filed an amendment to its 10-Q for the quarter ended March 31, 2007 with the following expanded disclosure in Note 4 “Discontinued Operations”:

“Against the background of the operating losses generated in recent history by the Testing & Assembly Equipment segment operations based at Wixom, Michigan, the Company conducted a strategic review of these operations, which included the review and consideration of a disposal plan. On March 29, 2007, our Board of Directors approved a plan to sell our Testing & Assembly Equipment segment’s operating assets including its inventory, machinery and equipment and patents. Such disposal plan provides for the complete cessation of our Testing & Assembly Equipment segment with no continuing involvement in such operations following the date of sale. After such disposition, the Company’s Testing and Assembly Equipment segment will no longer have any employees, operations or cash flows to be included in ongoing operations. The Company expects that the final sale of the assets will be completed during the third quarter of 2007 and, in any event, within one year from the Board’s adoption of the disposal plan. As a result, our Testing & Assembly Equipment segment has been accounted for as a discontinued operation starting with the first quarter of 2007 until its disposition.

In December 2006, the Company recorded an impairment charge of $6,632 relating to the carrying value of the segment’s long lived assets and its inventory. In the three months ended March 31, 2007, the Company recorded a net loss for the segment of $732 and additionally, a loss expected on final closure of $366.

The following table sets forth the detail of the net loss from discontinued operations for the three months ended March 31, 2007:

	Three Months Ended March 31,
	2007	2006
Revenues from discontinued operations	$594	$2,237
Loss from discontinued operations before income taxes	732	510
Benefit from income taxes	—	(177)
Net loss from discontinued operations	$732	333
Loss on sale of discontinued operations	$366	—

The estimated loss on sale is shown below:

Category of Closure Cost	Estimated Cost
Employee termination costs	$166
Provision for termination of contracts	200

Total	$366

Assets and liabilities of discontinued operations included on the Consolidated Balance Sheet primarily consist of normal operating assets and liabilities, cash, accounts receivable and accounts payable and inventory that are generally expected to liquidate in accordance with contractual terms.”

Note. 15 Transactions between the Company and Related Parties, page 19

6.	We note your disclosures related to the reduction of the GT Distribution during the quarter ended March 31, 2007. Please tell us and revise your filing to explain the nature of this transaction and disclose why you reduced this receivable with offsetting journal entries to inventory and accounts payable.

Response:

The Company has filed an amendment to its 10-Q for the quarter ended March 31, 2007 with the following expanded disclosure to address the point raised in our comment:

“The receivable from GT Distribution was reduced from $4,722 to $4,144 during the quarter ended March 31, 2007, a decrease of $578. During the quarter ended March 31, 2007, GT Distribution sold inventory to the Company. During the first quarter of 2007, it was agreed that the payable for certain inventory totaling $462 sold to the Company in the first quarter of 2007 and which is still inventory at March 31, 2007 would be offset against the receivable the Company has from GT Distribution. Additionally, a payable in the amount of $116 that the Company had to GT Distribution was offset against the receivable the Company had from GT Distribution. The Statement of Cash Flow excludes the $578 decrease in the related party receivable, the $462 increase in inventory and the $116 decrease in accounts payable as these items are non-cash transactions.”

Item 2.         Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results for the three months ended March 31, 2007 compared to pro forma, unaudited results for the three months ended March 31, 2006, page 22

7.	Please revise to remove the non-GAAP discussion of “pro forma unaudited results” for the three months ended March 31, 2006. While such disclosure may be helpful in describing operating results from period to period, it removes focus from the GAAP results and may be misleading to investors. Please revise future filings to discuss changes in your GAAP-based results, identifying those unique or material transactions or events that contributed to the changes. Refer to Item 303(b)(2) of Regulation S-K.

Response:

The Company has filed an amendment to its 10-Q for the quarter ended March 31, 2007 to remove the discussion of pro forma unaudited results for the three months ended March 31, 2006. The Company acknowledges the SEC’s comment regarding identifying unique or material transactions that contribute to changes in its GAAP-based results and will prepare its future filings with the SEC accordingly.

Form 8-K dated May 16, 2007

8.	We note your discussion of pro forma net loss and net loss per share related to your first quarter of 2006. In future filings, please provide all of the disclosures required by Regulation G, Item 10(e) of Regulation S-K, and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented.

Response:

The Company acknowledges the SEC’s comment regarding disclosures required by Regulation G in connection with the presentation of any non-GAAP financial measures and will prepare its future filings with the SEC accordingly.

9.	We note that you refer to certain non-GAAP information as “pro forma.” The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. Please tell us why you believe it is appropriate to use the “pro forma” terminology here, or otherwise revise your presentation in future filings to omit the pro forma terminology when referring to your non-GAAP information.

Response:

The Company will revise its future filings with the SEC to omit any pro forma terminology, except as Article 11 of Regulation S-X indicates would be appropriate.

If you have any additional questions regarding the foregoing, please don’t hesitate to contact me at 813-225-4177.

Very truly yours,

/s/ Carolyn T. Long
Carolyn T. Long

cc:	David Langevin, Chief Executive Officer

David Gransee, Chief Financial Officer